Consolidated Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements and most recent annual financial statements filed on SEDAR.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents		$23,545	$26,702
Marketable securities	3	2,988	2,045
Notes receivable	4	3,097	2,476
Accounts receivable and prepaids	5	10,932	7,467
Inventories	6	7,659	6,100
Due from related parties	7	314	243
Total current assets		48,535	45,033
Long term deposits		1,153	1,153
Redemption call option on covertible debentures	10	2,660	2,693
Mineral property, plant and equipment	8	59,630	57,002
Total assets		$111,978	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,680	$5,230
Current portion of promissory note	9	231	231
Accrued interest on convertible debentures	10	235	254
Income taxes payable		231	545
Total current liabilities		6,377	6,260

Promissory note	9	202	248
Asset retirement obligations		1,776	1,740
Future income tax liability		9,777	8,103
Liability portion of convertible debentures	10	7,880	8,149
Total liabilities		26,012	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 61,705,456 shares (2009 - 60,626,203 shares)	Page 5	114,811	112,173
Equity portion of convertible debentures	10	1,997	2,164
Contributed surplus	Page 5	12,799	12,948
Accumulated comprehensive income	Page 5	1,292	749
Deficit		(44,933)	(46,653)
Total shareholders' equity		85,966	81,381
		$111,978	$105,881
Basis of presentation (note 1)
Commitments (note 8 (c))

See the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2010	2009

Revenue		$18,252	$8,487

Cost of sales		9,166	5,883
Depreciation and depletion		3,301	2,290
Exploration		821	157
General and administrative		1,210	1,090
Accretion of convertible debentures	10	436	147
Stock-based compensation	11(c)	651	83
Earnings (loss)		2,667	(1,163)

Foreign exchange gain (loss)		430	(915)
Mark to market gain (loss) on redemption call option	10	175	-
Investment and other income		74	189

Earnings (loss) before taxes		3,346	(1,889)
Income tax recovery (provision)		(1,626)	149
Net earnings (loss) for the period		1,720	(1,740)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(100)	-
Unrealized gain (loss) on other investments		548	-
Unrealized foreign exchange gain (loss) on investments		95	-
Reclassification adjustment for loss (gain) included in net income		-	-
		543	-
Comprehensive income (loss) for the period		2,263	(1,740)

Basic and diluted earnings (loss) per share based on net earnings (loss)		$0.03	$(0.03)

Weighted average number of shares outstanding		61,156,943	50,080,632

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		March 31	December 31
	Notes	2010	2009
Number of common shares, opening		60,626,203	49,080,478
Exercise of special warrants		-	2,311,540
Issued on short form prospectus		-	6,152,500
Issued on private placement		-	1,299,843
Exercise of options	11(c)	366,500	585,800
Exercise of warrants	11(d)	54,752	273,675
Exercise of convertible debentures	10	515,784	706,313
Issued through stock bonus plan		29,000	80,000
Issued on acquisition of mineral properties	8	71,428	136,054
Share appreciation rights	11(c)	41,789	-
Number of common shares, closing		61,705,456	60,626,203
Common shares, opening		$112,173	$87,584
Exercise of special warrants		-	2,118
Issued on short form prospectus, net of issuance costs		-	15,346
Issued on private placement, net of issuance costs		-	3,484
Exercise of options	11(c)	1,443	1,361
Exercise of warrants	11(d)	43	759
Exercise of convertible debentures	10	606	1,058
Issued through stock bonus plan		109	263
Issued on acquisition of mineral properties	8	240	200
Share appreciation rights	11(c)	197	-
Common shares, closing		$114,811	$112,173
Special warrants, opening		$-	$2,118
Exercise of special warrants		-	(2,118)
Special warrants, closing		$-	$-
Equity portion of convertible debentures		-	-
Issued on convertible debentures, net of issuance costs		$2,164	$2,393
Exercise of convertible debentures	10	(167)	(229)
Equity portion of convertible debentures, closing		$1,997	$2,164
Contributed surplus, opening		$12,948	$11,285
Stock based compensation	11(c)	651	1,431
Fair value of agent warrants issued on private placement		-	1,001
Exercise of share purchase options	11(c)	(560)	(533)
Fair value of exercised warrants	11(d)	(43)	(236)
Share appreciation rights	11(c)	(197)	-
Contributed surplus, closing		$12,799	$12,948
Accumulated other comprehensive income, opening		$749	$212
Cumulative impact of adoption of financial instruments standard		-	-
Unrealized foreign exchange gain/ (loss) on investments		95	423
Unrealized gain (loss) on marketable securities	3	(100)	150
Unrealized gain (loss) on other investments		548	(21)
Realized (gain) loss on marketable securities included in net income		-	(15)
Accumulated other comprehensive income, closing		$$1,292	$749
Deficit, opening		$(46,653)	$(44,727)
Earnings (loss) for the period		1,720	(1,926)
Deficit, closing		$(44,933)	$(46,653)
Shareholders' equity		$85,966	$81,381

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31	March 31
	Notes	2010	2009

Operating activities
Net earnings (loss) for the period		$1,720	$(1,740)
Items not affecting cash:
Stock-based compensation	11	651	83
Depreciation and depletion		3,301	2,290
Future income tax provision (recovery)		1,350	(452)
Unrealized foreign exchange loss (gain)		590	(70)
Accretion of convertible debentures	10	436	46
(Gain) loss on redemption call option	10	(175)	-
Net changes in non-cash working capital	12	(4,790)	(3,629)
Cash from (used for) operations		3,083	(3,472)

Investing activites
Property, plant and equipment expenditures		(5,778)	(2,467)
Long term deposits		-	(18)
Investment in marketable securities		(1,021)	-
Cash used in investing activities		(6,799)	(2,485)

Financing activities
Common shares issued, net of issuance costs	11(d)	883	35
Issuance of convertible debentures	10	-	11,225
Debenture issuance costs	10	-	(1,102)
Interest paid	10	(324)	-
Cash from financing activites		559	10,158

Increase (decrease) in cash and cash equivalents		(3,157)	4,201
Cash and cash equivalents, beginning of period		26,702	3,582
Cash and cash equivalents, end of period		$23,545	$7,783

See note 12 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in the business of mining silver in Mexico and related activities including acquisition, exploration, development, and reclamation of mineral properties for the purpose of extracting, processing, refining and selling silver.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are disclosed in US currency unless otherwise stated.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date and its ability to continue as a going concern is dependent on its ability to attain profitable operations or continue to raise financing. The Company has $42.2 million in working capital as of March 31, 2010, which management deems is sufficient to meet the Company’s current business objectives for the foreseeable future.

2.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and then 2010 quarterly interim periods.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, future income taxes, assets retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company.

3.	MARKETABLE SECURITIES

	March 31	December 31
	2010	2009
Investment in marketable securities, at cost	$2,849	$1,828
Unrealized gain on marketable securities	50	150
Unrealized foreign exchange gain (loss)	89	67
	$2,988	$2,045

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	INVESTMENT IN NOTES RECEIVABLE (PREVIOUSLY “ASSET BACKED COMMERCIAL PAPER”)

At March 31, 2010 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

All Amounts Cdn $			Mar 31, 2010
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,133
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	615
MAV II Class B	July 15, 2056	BA - 0.5%	198	35
MAV II Class C	July 15, 2056	BA + 20.0%	140	2
IA Tracking Class 15		BA - 0.5%	464	371
			$5,114	$3,156

During the period ended March 31, 2010, the trade activity of the MAV II trust and the IA tracking note class 15 significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes on current market activity bids. As of March 31, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes results in a gain of $621 during the quarter ended March 31, 2010, allocated between the impact of market fluctuation on the investment ($548) and foreign exchange fluctuation ($73). The Notes are classified as Level 1 of the fair value hierarchy, a change from December 31, 2009 where the Notes were classified within the Level 2 fair value hierarchy, as the Company then used inputs other than quoted market prices included in Level 1 that were either directly or indirectly observable for the asset in estimating fair value.

In prior years, the Company estimated the value using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This resulted in an estimated fair value of $2,476 at December 31, 2009.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations recognized through other comprehensive income, unless they are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

	March 31	December 31
	2010	2009

IVA receivables	$7,037	$4,497
Income tax receivables	1,951	1,869
Prepaids and advances	1,830	1,028
Other receivables	114	73
	$10,932	$7,467

6.	INVENTORIES

	March 31	December 31
	2010	2009

Warehouse inventory	$3,115	$2,446
Stockpile inventory	2,483	1,412
Finished Goods inventory	1,607	1,834
Work in process inventory	454	408
	$7,659	$6,100

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $201 receivable related to administration costs outstanding as of March 31, 2010 (December 31, 2009 – $133).

The Company has a $113 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of March 31, 2010 (December 31, 2009 - $110).

The Company paid $25 for legal services to a legal firm with a common member of management. The Company has an $11 payable related to legal costs outstanding as of March 31, 2010 (December 31, 2009 - $5).

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a)	Mineral property, plant and equipment comprise:

	March 31, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$53,546	$20,154	$33,392	$49,423	$17,684	$31,739
Mill	19,579	5,751	13,828	18,738	5,348	13,390
Machinery and equipment	12,429	2,481	9,948	11,498	2,132	9,366
Transportation and vehicles	1,120	581	539	1,056	528	528
Buildings	1,864	405	1,459	1,861	359	1,502
Office equipment	903	439	464	870	393	477
	$89,441	$29,811	$59,630	$83,446	$26,444	$57,002

(b)

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totalling $700 over two years. The Company paid $100 on ratification of the option and issued 136,426 shares equivalent to $200. To acquire the property the Company was required to issue an additional $240 worth of shares within one year of the agreement date and $160 in cash or shares within two years of the agreement date. During the period ended March 31, 2010, the Company issued 71,428 shares valued at $240 and paid $160 to acquire the property.

(c)

In February 2010, the Company acquired an option to acquire a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2.75 million over three years, of which the Company has paid $50,000 on signing of the option. The Company is also required to spend $2.0 million on exploration over three years.

9.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which is paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of March 31, 2010, a balance of $433 remains (December 31, 2009 - $479). The promissory note has been designated as other liabilities and is recognized at amortized cost.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued Cdn $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each Cdn $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of Cdn $2.05 per share. Subsequent to August 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than Cdn $2.85 per share.

As the Debentures include both cash payment and equity conversion features, the gross proceeds were allocated between liability and equity elements. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

During the quarter, 980 convertible debentures were converted into 515,784 common shares and 257,890 warrants. 11,671 convertible debentures remain outstanding as of March 31, 2010 (December 31, 2009 – 12,651).

	Cdn $	US $

Liability portion of convertible debentures
Opening balance at 12/31/09	8,549	8,149
Opening accrued interest	267	254
Accretion expense	454	436
Interest accrued	(240)	(235)
Interest paid	(331)	(324)
Conversion into common shares	(670)	(648)
Foreign exchange (gain)/loss on revaluation	-	248
Closing balance of liability portion	$8,029	$7,880

Equity portion of convertible debentures
Opening balance at 12/31/09	2,699	2,164
Conversion into common shares	(209)	(167)
Closing balance of equity portion	$2,490	$1,997

As at March 31, 2010, the redemption option was valued at $2,660 using a binomial lattice model with a volatility estimate of 65%, risk free rate of 2.1% and estimated borrowing rate of 12% over the life of the Debentures (December 31, 2009 - $2,693). The redemption option is designated as held for trading and market fluctuations are charged to operations. For the period ended March 31, 2010 a gain of $175 was recorded, and $209 was allocated to equity on debenture conversions.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL

(a)

The Company considers the items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at March 31, 2010 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(c)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Three Months Ended		Year Ended
	March 31, 2010		December 31, 2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	5,187,700	$2.63	4,733,400	$3.28
Granted	-	-	2,325,000	$2.71
Exercised (1)	(494,200)	$2.55	(585,800)	$1.61
Cancelled	(85,000)	$2.07	(1,284,900)	$4.71
Outstanding, end of period	4,608,500	$2.65	5,187,700	$2.63

Options exercisable at period-end	2,177,500	$2.57	2,669,700	$2.57

(1) 127,700 options priced with a weighted average price of $2.48 were cancelled in exchange for 41,789 share appreciation rights in 2010 (2009 – nil).

The following tables summarize information about stock options outstanding at March 31, 2010:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2010	(Number of Years)	Prices	Mar 31, 2010	Prices

$1.00 - $1.99	931,000	4.2	$1.84	540,000	$1.84
$2.00 - $2.99	2,025,500	1.9	$2.47	1,392,500	$2.68
$3.00 - $3.99	1,597,000	4.4	$3.26	190,000	$3.12
$4.00- $4.99	40,000	7.2	$4.89	40,000	$4.89
$5.00- $5.99	15,000	1.9	$5.36	15,000	$5.36
	4,608,500	3.3	$2.65	2,177,500	$2.57

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL (continued)

During the period ended March 31, 2010, the Company recognized stock-based compensation expense of $651 (March 31, 2009 - $83) based on the fair value of the vested portion of options granted in prior periods.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(d)	Warrants

At March 31, 2010, the Company had outstanding warrants to purchase an aggregate 6,178,815 common shares as follows:

Exercise		Oustanding at				Oustanding at March
Price	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	31, 2010
CAN $
$1.51	February 25, 2014	131,792	-	-	-	131,792
$1.90	February 25, 2014	1,068,270	-	-	-	1,068,270
$1.90	February 26, 2014	522,207	-	(60,065)	-	462,142
$2.05	February 26, 2014	315,787	257,890	(49,999)	-	523,678
$3.60	October 7, 2011	3,076,250	-	-	-	3,076,250
$3.00	October 7, 2011	266,769	-	-	-	266,769
$3.60	October 26, 2011	649,914	-	-	-	649,914
		6,030,989	257,890	(110,064)	-	6,178,815

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	March 31	March 31
	2010	2009

Net changes in non-cash working capital
Accounts receivable and prepaids	$(3,465)	$(2,821)
Inventories	(1,434)	(457)
Due from related parties	(71)	(27)
Accounts payable and accrued liabilities	494	(415)
Income taxes payable	(314)	91
	$(4,790)	$(3,629)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	590	79
Fair value of shares issued under the share appreciation rights plan	197	-
Fair value of agent warrants issued on financings	-	466
Fair value of equity issued on acquisition of other mineral properties	240	-
Exercise of convertible debentures	606	-

Other cash disbursements:
Interest paid on convertible debenture	324	-
Interest paid on promissory note	11	-
Monthly income tax instalments	150	257

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate producing operations.

		March 31, 2010
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$15,857	$7,402 $	286	$23,545
Marketable securities	2,988	-	-	2,988
Notes receivable	3,097	-	-	3,097
Accounts receivables and prepaids	964	8,185	1,783	10,932
Inventories	-	6,211	1,448	7,659
Due to related parties	314	-	-	314
Long term deposits	659	357	137	1,153
Redemption option on convertible debentures	2,660	-	-	2,660
Mineral property, plant and equipment	71	47,157	12,402	59,630

	Three Month Ended March 31, 2010
Revenue	$-	$11,366	$6,886	$18,252
Cost of Sales	-	6,162	3,004	9,166
Depreciation	14	1,932	1,355	3,301
Earnings (loss) before taxes	$(2,453)	$3,272	$2,527	$3,346

	December 31, 2009
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$22,851	$3,825 $	26	$26,702
Marketable securities	2,045	-	-	2,045
Notes receivable	2,476	-	-	2,476
Accounts receivables and prepaids	1,060	5,255	1,152	7,467
Inventories	-	4,722	1,378	6,100
Due to related parties	243	-	-	243
Long term deposits	659	357	137	1,153
Redemption option on convertible debentures	2,693	-	-	2,693
Mineral property, plant and equipment	77	45,282	11,643	57,002

	Three Month Ended March 31, 2009
Revenue	$-	$5,371	$3,116	$8,487
Cost of Sales	-	3,423	2,460	5,883
Depreciation	15	1,643	632	2,290
Earnings (loss) before taxes	$(2,218)	$305	$24	$(1,889)

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months ended March 31, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Dave Howe ~ Vice-President, Country Manager/VP of
Operations

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 14 -